UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71693 / March 12, 2014

Admin. Proc. File No. 3-15666

In the Matter of

ASIA HEALTH & BEAUTY TREASURE, INC.,
ASIA GROWTH PRIVATE EQUITY 1, LTD.,
ASIA GROWTH PRIVATE EQUITY 2, LTD.,
ASIA GROWTH PRIVATE EQUITY 3, LTD.,
ASIA PRIVATE EQUITY SPAC 1,
ASIA PRIVATE EQUITY SPAC 2, and
ASIA PRIVATE EQUITY SPAC 3

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Asia Health & Beauty Treasure, Inc., Asia Growth Private Equity 1, Ltd., Asia Growth Private Equity 2, Ltd., Asia Growth Private Equity 3, Ltd., Asia Private Equity SPAC 1, Asia Private Equity SPAC 2, and Asia Private Equity SPAC 3 and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Asia Health & Beauty Treasure, Inc., Asia Growth Private Equity 1, Ltd., Asia Growth Private Equity 2, Ltd., Asia Growth Private Equity 3, Ltd., Asia Private Equity SPAC 1, Asia Private Equity SPAC 2, and Asia Private

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Asia Health & Beauty Treasure, Inc., Asia Growth Private Equity 1, Ltd., Asia Growth Private Equity 2, Ltd., Asia Growth Private Equity 3, Ltd., Asia Private Equity SPAC 1, Asia Private Equity SPAC 2, and Asia Private Equity SPAC 3,* Initial Decision Rel. No. 555 (Jan. 28, 2014), 108 SEC Docket 03, 2014 WL 296090. The Central Index Key numbers are: 1445194 for Asia Health & Beauty Treasure, Inc.; 1475958 for Asia Growth Private Equity 1, Ltd.; 1475959 for Asia Growth Private Equity 2, Ltd.; 1475960 for Asia Growth Private Equity 3, Ltd.; 1475955 for Asia Private Equity SPAC 1; 1475956 for Asia Private Equity SPAC 2; and 1475957 for Asia Private Equity SPAC 3.

Equity SPAC 3. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Asia Health & Beauty Treasure, Inc., Asia Growth Private Equity 1, Ltd., Asia Growth Private Equity 2, Ltd., Asia Growth Private Equity 3, Ltd., Asia Private Equity SPAC 1, Asia Private Equity SPAC 2, and Asia Private Equity SPAC 3 is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn Powalski
Deputy Secretary

INITIAL DECISION RELEASE NO. 555
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15666

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
ASIA HEALTH & BEAUTY TREASURE, INC.,	:	INITIAL DECISION MAKING
ASIA GROWTH PRIVATE EQUITY 1, LTD.,	:	FINDINGS AND REVOKING
ASIA GROWTH PRIVATE EQUITY 2, LTD.,	:	REGISTRATIONS BY DEFAULT
ASIA GROWTH PRIVATE EQUITY 3, LTD.,	:	January 28, 2014
ASIA PRIVATE EQUITY SPAC 1,	:	
ASIA PRIVATE EQUITY SPAC 2, and	:	
ASIA PRIVATE EQUITY SPAC 3	:	

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Asia Health & Beauty Treasure, Inc., Asia Growth Private Equity 1, Ltd., Asia Growth Private Equity 2, Ltd., Asia Growth Private Equity 3, Ltd., Asia Private Equity SPAC 1, Asia Private Equity SPAC 2, and Asia Private Equity SPAC 3 (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on January 6, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission periodic reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by January 13, 2014.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii). See also 17 C.F.R. 201.141(a)(2)(iv).

II. FINDINGS OF FACT

Asia Health & Beauty Treasure, Inc. (CIK No. 1445194),[2] is a void Delaware corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2010, which reported a net loss of $500 for the prior three months.

Asia Growth Private Equity 1, Ltd. (CIK No. 1475958), is a delinquent British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[3] for the period ended September 30, 2010, which reported a net loss of $245,800 for the prior twelve months.

Asia Growth Private Equity 2, Ltd. (CIK No. 1475959), is a delinquent British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2010, which reported a net loss of $245,800 for the prior twelve months.

Asia Growth Private Equity 3, Ltd. (CIK No. 1475960), is a delinquent British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2010, which reported a net loss of $245,800 for the prior twelve months.

Asia Private Equity SPAC 1 (CIK No. 1475955) is an inactive British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2010, which reported a net loss of $244,617 for the prior twelve months.

Asia Private Equity SPAC 2 (CIK No. 1475956) is a delinquent British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2010, which reported a net loss of $244,617 for the prior twelve months.

Asia Private Equity SPAC 3 (CIK No. 1475957) is a delinquent British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2010, which reported a net loss of $244,617 for the prior twelve months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Asia Health & Beauty Treasure, Inc., is REVOKED;

the REGISTRATION of the registered securities of Asia Growth Private Equity 1, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Asia Growth Private Equity 2, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Asia Growth Private Equity 3, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Asia Private Equity SPAC 1 is REVOKED;

the REGISTRATION of the registered securities of Asia Private Equity SPAC 2 is REVOKED; and

the REGISTRATION of the registered securities of Asia Private Equity SPAC 3 is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

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Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).